United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

VALE S.A. National Corporate Taxpayer Number (Cadastro Nacional de Pessoas Jurídicas – CNPJ) 33.592.510/0001-54 Publicly-held Company OPINION OF THE FISCAL COUNCIL The Fiscal Council of VALE S.A. ("Company" or "Vale"), in accordance with the attributions set forth in item III of Article 163 of Law No. 6,404/1976 and in Article 4, VI of the Internal Regulations of said body, has examined the proposal for cancellation of 99,847,816 common shares issued by the Company held in treasury (94,610,357 common shares and 5,327,459 shares representing ADRs), without reduction in the value of its capital stock, representing 36.9% of the total treasury shares on February 19, 2026. As a result of the cancellation, Vale's capital stock will be divided into 4,439,159,752 common shares and 12 special class preferred shares, all without par value, and it will be necessary to amend the caput of Article 5 of Vale's Bylaws at the Company's next General Meeting ("Meeting") to reflect the new number of shares, as well as the amounts adjusted as a result of the proposed capital increase, if approved at the aforementioned Meetings. Based on the reviewed documents and the information and clarifications provided by the Company’s management, the undersigned members of the Fiscal Council issue this Opinion to the effect that the proposal for cancellation of shares is ready to be considered by the Meeting to be called in due course. Rio de Janeiro, March 12, 2026. Raphael Manhães Martins Adriana de Andrade Solé Chair of the Fiscal Council Member of the Fiscal Council Aristóteles Nogueira Filho Dario Carnevalli Durigan Member of the Fiscal Council Member of the Fiscal Council Márcio de Souza Member of the Fiscal Council

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: March 12, 2026		Director of Investor Relations